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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Rex Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761565100

(CUSIP Number)

Lance T. Shaner

c/o Rex Energy Corporation

1975 Waddle Road

State College, Pennsylvania 16803

(814) 278-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761565100	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Lance T. Shaner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

12,121,187 (1)
8 SHARED VOTING POWER

886,632 (2)
9 SOLE DISPOSITIVE POWER

12,121,187 (1)
10 SHARED DISPOSITIVE POWER

886,632 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,007,819 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 1,379,175 shares owned by Shaner Family Partners Limited Partnership, the beneficial ownership of which Mr. Shaner expressly disclaims.
(2)	Includes 495,290 shares owned by Rexguard, LLC, 293,092 shares owned by Shaner & Hulburt Capital Partners Limited Partnership and 98,250 shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II, in each case the beneficial ownership of which Mr. Shaner expressly disclaims.
(3)	Based on 30,794,702 shares of the Issuer’s common stock issued and outstanding as of the date hereof.

Page 3 of 7 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Rex Energy Corporation, a Delaware corporation whose principal executive offices are located at 1975 Waddle Road, State College, Pennsylvania 16803 (the “Issuer”).

Item 2.	Identity and Background

(a) The name of the reporting person is Lance T. Shaner (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Rex Energy Corporation, 1975 Waddle Road, State College, Pennsylvania 16803.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chairman of Shaner Hotel Group and the Issuer, c/o Rex Energy Corporation, 1975 Waddle Road, State College, Pennsylvania 16803.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock reported herein, whether directly owned by the Reporting Person or owned by an entity that the Reporting Person exercises sole or shared power to vote or dispose of such shares, were received by the Reporting Person, or other entity, as applicable, in exchange for the Reporting Person’s equity interests, or other entity’s equity interests, as applicable, in the Founding Companies pursuant to the Reorganization Transactions (each as defined in the Issuer’s Form S-1, as amended, filed with the Securities and Exchange Commission).

Page 4 of 7 Pages

Item 4.	Purpose of Transaction

The purpose of the Reporting Person’s acquisition, or other entity’s acquisition, as applicable, of the shares of Common Stock disclosed herein was for investment purposes.

Other than as described above, the Reporting Person does not have any current plans, and has not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to be the beneficial owner of 13,007,819 shares of Common Stock, including:

(i) 10,742,012 shares of Common Stock directly owned by the Reporting Person;

(ii) 1,379,175 shares of Common Stock owned by Shaner Family Partners Limited Partnership, a Delaware limited partnership (“SFPLP”)—the Reporting Person is the sole member-manager of LT Shaner, LLC, a Delaware limited liability company, the general partner of SFPLP;

(iii) 495,290 shares of Common Stock owned by Rexguard, LLC, a Delaware limited liability company (“Rexguard”)—the Reporting Person is the Chairman of Shaner Hulburt Capital, Inc., a Delaware corporation (“SHCI”), the general partner of Shaner & Hulburt Capital Partners Limited Partnership, a Delaware limited partnership (“SHCPLP”), the sole member-manager of Rexguard;

(iv) 293,092 shares of Common Stock owned by SHCPLP—the Reporting Person is the Chairman of SHCI, the general partner of SHCPLP; and

(v) 98,250 shares of Common Stock owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II (the “Trust”)—the Reporting Person is co-trustee of the Trust.

The Reporting Person beneficially owns 42.2% of the issued and outstanding Common Stock.

Page 5 of 7 Pages

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 10,742,012 shares of Common Stock owned by the Reporting Person and the 1,379,175 shares of Common Stock owned by SFPLP. The Reporting Person has the shared right to vote and dispose, or direct the disposition, of the 495,290 shares of Common Stock owned by Rexguard, the 293,092 shares of Common Stock owned by SHCPLP and the 98,250 shares of Common Stock owned by the Trust.

(c) All of the shares of Common Stock reported herein were acquired from the Issuer pursuant to the Reorganization Transactions on July 25, 2007. On such date, the following re-sales of Common Stock were effected in connection with the Issuer’s initial public offering of Common Stock registered pursuant to the Issuer’s Form S-1:

Name	Date	Shares Sold	Price Per Share
Lance T. Shaner	July 25, 2007	407,666	$11.00
Shaner Family Partners Limited Partnership	July 25, 2007	85,696	$11.00
Rexguard, LLC	July 25, 2007	30,775	$11.00
Shaner & Hulburt Capital Partners Limited Partnership	July 25, 2007	21,496	$11.00
The Lance T. Shaner Irrevocable Grandchildren’s Trust II	July 25, 2007	3,728	$11.00

(d) Other than the Reporting Person, the following persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein:

•	With respect to the 10,742,012 shares of Common Stock directly owned by the Reporting Person, no person other than the Reporting Person;

•	With respect to the 1,379,175 shares of Common Stock owned by SFPLP, no person other than the Reporting Person;

•	With respect to the 495,290 shares of Common Stock owned by Rexguard, the other partners of SHCPLP, which is the sole member-manager of Rexguard;

•	With respect to the 293,092 shares of Common Stock owned by SHCPLP, the other partners of SHCPLP; and

•	With respect to the 98,250 shares of Common Stock owned by the Trust, the beneficiaries of the Trust.

(e) Not applicable.

Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to a Registration Rights Agreement described in the Issuer’s Form S-1. The Registration Rights Agreement provides that the Reporting Person may participate in future registered offerings by the Issuer of Common Stock. A copy of the Registration Rights Agreement is referenced in the Exhibit list to this Schedule 13D and is incorporated herein by reference. Any description of this agreement contained herein is qualified in its entirety by reference to the agreement.

The Reporting Person is also a party to an Underwriting Agreement, dated July 24, 2007, by and among the Issuer, certain affiliated entities of the Issuer, the Selling Stockholders named therein and KeyBanc Capital Markets Inc., as the representative of the underwriters named therein (the “Underwriters”). The Underwriting Agreement is described in the Issuer’s Form S-1 and grants the Underwriters an over-allotment option, whereby the Underwriters may purchase from the Selling Stockholders (including the Reporting Person) an aggregate of 1,440,000 additional shares of Common Stock. Such over-allotment option must be exercised, if at all, within 30 days of the effectiveness of the Issuer’s registration statement on Form S-1, which occurred on July 24, 2007. The Underwriting Agreement also obligates the Selling Stockholders (including the Reporting Person) to refrain for a lock-up period of 180 days following the date of the Issuer’s final prospectus (July 24, 2007) from selling any shares of Common Stock other than the shares that may be sold to the Underwriters pursuant to the Underwriting Agreement. A copy of the Underwriting Agreement is referenced in the Exhibit list to this Schedule 13D and is incorporated herein by reference. Any description of this agreement contained herein is qualified in its entirety by reference to the agreement.

Item 7.	Material to be Filed as Exhibits

Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1/A filed with the SEC on June 11, 2007).

Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1/A filed with the SEC on July 6, 2007).

Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007

/s/ Lance T. Shaner
Lance T. Shaner